Court Upholds BLM Record of Decision on Ur-Energy's Lost Creek Project

LITTLETON, Colo., Sept. 19, 2013 /PRNewswire/ -- Ur-Energy Inc. (TSX: URE, NYSE MKT: URG) ("Ur-Energy" or the "Company") has received an "Order Upholding Agency Action" from the U.S. District Court for Wyoming (the "Order") which upholds the BLM's Record of Decision authorizing the Company's Lost Creek Project in Sweetwater County, Wyoming.

(Logo: http://photos.prnewswire.com/prnh/20110913/LA67628LOGO)

On September 18, 2013, the U.S. District Court for Wyoming denied all relief sought by a Wyoming-based environmental group, which had challenged the Lost Creek Record of Decision issued by the BLM in October 2012. (Company News Release, November 13, 2012) Earlier, the Court denied the petitioner's motion for preliminary injunction, which had sought to halt the ongoing construction and operations at the Lost Creek Project. (Company Press Release, March 4, 2013)

Ur-Energy President and CEO Wayne Heili stated, "We are pleased to receive the Court's confirmation of the BLM's Record of Decision. The Ur-Energy team again commends all of the local, state and federal agencies who worked diligently over the past several years reviewing permit applications and other submissions to confirm Lost Creek's compliance with applicable environmental and safety regulations."

In the 31-page Order denying all relief sought by the petitioner, the Court found that, "[e]xtensive and exhaustive reviews of the potential environmental impacts of this Project . . . were undertaken by BLM, in conjunction with other State and Federal agencies." The Order confirms that the BLM's decision to authorize the Lost Creek Project is in full compliance with federal law.

The Court's decision comes as production activities at Lost Creek continue to come online after operational start-up last month, on August 2, 2013.

About Ur-Energy

Ur-Energy is a junior uranium mining company operating the Lost Creek in-situ recovery uranium facility in south-central Wyoming. The Lost Creek processing facility will have a two million pounds per year nameplate capacity. Ur-Energy engages in the identification, acquisition, exploration development, and operation of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE MKT under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
Click here to email Rich	Click here to email Wayne

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., timing and completion of commissioning and of ramp-up to nameplate production at Lost Creek) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.